UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)          ☒

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

(Exact name of trustee as specified in its charter)

(Jurisdiction of incorporation or organization if not a U.S. national bank)	95-3571558 (I.R.S. Employer Identification Number)

700 South Flower Street Suite 500 Los Angeles, California (Address of principal executive offices)	90017 (Zip code)

John C. Hitt, Jr.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603
(312) 845-3000

(Agent for Service)

HARLEY-DAVIDSON MOTORCYCLE TRUST 2012-1

(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	38-7008893 (I.R.S. employer identification no.)

c/o Wilmington Trust Company 1100 North Market Street Wilmington, DE (Address of principal executive offices)	19890-1605 (Zip code)

Motorcycle Contract Backed Notes of
Harley-Davidson Motorcycle Trust 2012-1

(Title of the indenture securities)

Item 1.            General information.  Furnish the following information as to the trustee:

(a)           Name and address of each examining or supervising authority to which it is subject.

NAME	ADDRESS

Comptroller of the Currency United States Department of the Treasury	Washington, D.C. 20219

Federal Reserve Bank	San Francisco, California 94105

Federal Deposit Insurance Corporation	Washington, D.C. 20429

(b)           Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.            Affiliations with the obligor.  If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.          List of Exhibits.

1.             A copy of the Articles of Association of The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948); a copy of the First Amendment to the Articles of Association of The Bank of New York Mellon Trust Company.

2.             A copy of certificate of authority of the trustee to commence business.  (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.             A copy of the authorization of the trustee to exercise corporate trust powers.  (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-121948).

4.             A copy of the Amended and Restated By-laws of the trustee.  (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-121948).

5.             Not applicable.

6.             The consent of the trustee required by Section 321(b) of the Act.  (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-121948).

7.             A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

8.             Not applicable.

9.             Not applicable.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, The Bank of New York Mellon Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, and State of Illinois, on the 12th day of July, 2012.

THE BANK OF NEW YORK MELLON TRUST
COMPANY, N.A.

By:	/s/ Robert Castle
	Name:	Robert Castle
	Title:	Vice President

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EXHIBIT 7

CONSOLIDATED REPORT OF CONDITION

OF

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

700 S. Flower Street, Suite 200

Los Angeles, California 90017

At the close of business March 31, 2012.

ASSETS	THOUSANDS OF DOLLARS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	802
Interest-bearing balances	401
Securities:
Held-to-maturity securities	- 0 -
Available-for-sale securities	622,734
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold	78,500
Securities purchased under agreements to resell	- 0 -
Loans and lease financing receivables:
Loans and leases held for sale	- 0 -
Loans and leases, net of unearned income	- 0 -
LESS: Allowance for loan and lease losses	- 0 -
Loans and leases, net of unearned income and allowance	- 0 -
Trading assets	- 0 -
Premises and fixed assets (including capitalized leases)	7,193
Other real estate owned	- 0 -
Investments in unconsolidated subsidiaries and associated companies	1

ASSETS	THOUSANDS OF DOLLARS
Direct and indirect investment in real estate ventures	- 0 -
Intangible assets:
Goodwill	856,313
Other Intangible Assets	180,552
Other assets	123,965
TOTAL ASSETS	$1,870,461

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CONSOLIDATED REPORT OF CONDITION

OF

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

700 S. Flower Street, Suite 200

Los Angeles, California 90017

LIABILITIES	THOUSANDS OF DOLLARS
Deposits:
In domestic offices	504
Noninterest-bearing	504
Interest-bearing	- 0 -

Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased	- 0 -
Securities sold under agreements to repurchase	- 0 -
Trading liabilities	- 0 -
Other borrowed money:
(includes mortgage indebtedness and obligations under capitalized leases)	-0-
Subordinated notes and debentures	- 0 -
Other liabilities	226,926
TOTAL LIABILITIES	$227,430

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EQUITY CAPITAL	THOUSANDS OF DOLLARS
Perpetual preferred stock and related surplus	- 0 -
Common stock	1,000
Surplus	1,121,520
Retained earnings	515,960
Accumulated other comprehensive income	4,551
Other equity capital components	- 0 -
Total bank equity capital	$1,643,031
Noncontrolling (minority) interests in consolidated subsidiaries	- 0 -
Total equity capital	$1,643,031
TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL	$1,870,461

We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

I, Karen Bayz, Chief Financial Officer
(Name, Title)

of the above named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

		Karen Bayz, CFO	/s/ Karen Bayz

Director #1	Troy Kilpatrick, President	/s/ Troy Kilpatrick

Director #2	Frank Sulzberger, Managing Director	/s/ Frank Sulzberger

Director #3	William Lindelof, Managing Director	/s/ William Lindelof

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